Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): Annual General Meeting held

The Annual General Meeting in Marine Harvest ASA was held on 9 June.

Attached please find an office translation of the protocol from the meeting.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Minutes from Annual General Meeting 9 June 2016: http://hugin.info/209/R/2019343/749660.pdf